SUPPLEMENTAL AGREEMENT
TO STOCK AND ASSET PURCHASE AGREEMENT

	This SUPPLEMENTAL AGREEMENT TO STOCK AND ASSET PURCHASE AGREEMENT (the "Supplemental Agreement"), dated as of October 3, 1994, between DIGITAL EQUIPMENT CORPORATION, a Massachusetts corporation ("Seller"), QUANTUM CORPORATION, a Delaware corporation ("Buyer"), and QUANTUM PERIPHERALS (EUROPE) S.A., a wholly owned subsidiary of Buyer ("Quantum Europe"), supplements and modifies that certain Stock and Asset Purchase Agreement dated as of July 18, 1994, between Seller, Buyer and Quantum Europe, as amended by Amendment No. 1, dated as of October 3, 1994 (as so amended, the "Agreement"). Capitalized terms used and not otherwise defined herein shall have the meanings given such terms in the Agreement.

WITNESSETH:

	WHEREAS, Seller, Buyer and Quantum Europe have entered into the Agreement pursuant to which Buyer and Quantum Europe agreed to purchase substantially all of the assets of the Business from Seller, upon the terms and subject to the conditions set forth therein;

	WHEREAS, subject to the terms and conditions contained herein, the parties desire to supplement and modify the Agreement in the manner set forth below.

	NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties hereto agree as follows:

	1.	Closing.  The Closing shall take place on October 3,
1994 at 9:00 a.m., Boston time, or at such other date and time as Seller and Buyer may agree, and shall be effective as of 12:01 a.m., local time, in each location of the Business, on the date on which the Closing shall occur.

	2.	Real Property Survey and Title Insurance.  Buyer shall
be responsible for all real property survey and title insurance costs with respect to the Shrewsbury I and II facility related to the Closing; provided, however, that Seller shall reimburse Buyer at Closing for $2,400 of such costs. The facility known as Shrewsbury I and II that is being purchased by Buyer pursuant to the Agreement shall be valued at $16.4 million.

	3.	Offers to European Employees.  Notwithstanding the
provisions of Article IX of the Agreement, the Transferred Employees who are located in Europe (the "European Employees") received written offers of employment from Buyer on September 23, 1994, and shall have until October 14, 1994 to return to Buyer a written form of acceptance of the offered terms of employment.

Buyer shall not assume responsibility for any such Transferred Employee unless and until such employee signs and returns to Buyer the written form of acceptance on or before such date. The European Employees shall be treated in the same manner as Transferred Employees located in the United States with regard to accrued vacation and premium benefits.

	4.	Intercompany Indebtedness.  Notwithstanding Section
10.02(f) of the Agreement, immediately upon: (i) transfer of the Shares of the Malaysian Subsidiary to Buyer and (ii) receipt of any required governmental approvals for transfer of such funds:

		(A)	Buyer shall cause the Malaysian Subsidiary to pay
to Seller the "certified accounts payable and advances, net of accounts receivables" as defined in Section 2.3 of the Interim
Management Agreement, dated October 3, 1994, by and between
Seller and Buyer (the "Malaysian Interim Agreement"); and

		(B)	Seller shall upon receipt of such payment
immediately pay to Buyer as a post purchase adjustment an amount equal to the amount received from the Malaysian Subsidiary.

	5.	Funds Flow.  Schedule A sets forth an accurate
description of the funds flow as of the Closing and the transactions contemplated thereby. Any payments to be made by Seller or Buyer to the other as a result of any adjustments pursuant to Schedule A shall be made promptly upon agreement between Seller and Buyer regarding the amount of such adjustment.

	6.	Definitions.  The definitions of "Ancillary Agreements"
and "MR Heads Agreements" shall be amended in their entirety to read as follows:

"Ancillary Agreements" means the Assignment and Assumption Agreement, Seller-Buyer Supply
Agreement, Note, MR Heads Agreements, RMMI
Stock Purchase Agreement, Seller-Buyer Lease,
Seller-Buyer Patent Assignment Agreement,
Seller-Buyer Software Assignment and License
Agreement, Seller-Buyer Transition and
Services Agreement, Right of Entry Agreement,
Seller-Buyer Trademark Assignment Agreement,
License for Use and Agreement for
Maintenance, Etc. of Helipad, dated as of October 3, 1994, by and between Seller and Buyer, License for Maintaining and Agreement for Removal of Fiber Optics Cable, dated as of October 3, 1994 between Seller and Buyer,
Agreement for Joint Maintenance of Jointly
Owned Fire Suppression System, dated as of
October 3, 1994, by and between Seller and Buyer, Interim Management Agreement, dated as of October 3, 1994, by and between Seller and Buyer, Indemnification Agreement with Respect to Health Care Coverage, dated as of October
3, 1994, between Seller and Buyer, Japan
Interim Management Agreement, dated as of October 3, 1994, by and between Seller and Buyer, and Module Manufacturing Agreement dated as of October 3, 1994, by and between Seller and Buyer.

"MR Heads Agreements" means the Agreement
Regarding Disk Drive Heads, dated as of
October 3, 1994, by and between Seller and Buyer; the Manufacturing Services Agreement, dated as of October 3, 1994, by and between Seller and Buyer; and the Heads Supply
Agreement, dated as of October 3, 1994, by and between Seller and Buyer.

	7.	Transfer of Japanese and Malaysian Purchased Assets.
Seller and Buyer agree that the Shares of the Malaysian
Subsidiary, and the Business and related assets located in Japan (the "Japanese Business") cannot be effectively transferred in accordance with applicable law on the Closing Date. Seller and Buyer agree that (i) Seller shall operate the Malaysian
Subsidiary and the Japanese Business in accordance with the Malaysian Interim Agreement and the Japan Interim Agreement, each dated as of October 3, 1994, by and between Seller and Buyer (the "Malaysia Interim Agreement" and the "Japan Interim Agreement", respectively), (ii) Seller shall transfer the Shares of the Malaysian Subsidiary and the Japanese Business as soon as practicable after the Closing Date in accordance with Article II of the Agreement, (iii) without limiting the foregoing, Seller's representations and warranties under Sections 3.10, 3.11 and 3.16 of the Agreement (disregarding any qualification therein with respect to materiality or Material Adverse Effect), each as they relate to the Shares of the Malaysian Subsidiary and the Japanese Business, shall be true in all material respects, as if made at and as of the respective dates of the transfers thereof with only such exceptions as would not in the aggregate reasonably be expected to have a Material Adverse Effect (disregarding, in the case of Sections 3.10 and 3.16, any exceptions that do not arise from Seller's breach of the Malaysia Interim Agreement and the Japan Interim Agreement, respectively, and, in the case of
Section 3.11, any exceptions that arise as the result of any Liens that are not the result of any act or omission of Seller or its affiliates), and (iv) the obligations of the parties to consummate the respective transfers of the Shares of the Malaysian Subsidiary and the Japanese Business are subject to the satisfaction of the conditions of the respective parties set forth in Section 10.01(b) and (d), Section 10.02 (c), (e), (f) and (i) and Section 10.03, (c) and (d). Seller covenants and agrees that neither Seller nor the Malaysian Subsidiary shall grant any license or make any assignment of Intellectual Property used or owned by the Malaysian Subsidiary or the Japanese
Business without the prior written consent of Buyer. In the event that the transfer of either the Shares of the Malaysian
Subsidiary or the Japanese Business is not consummated on or before April 3, 1995, then in lieu of such transfer, Seller and Buyer shall negotiate in good faith to determine the cost to Buyer of the failure of Seller to transfer the Shares of the Malaysian Subsidiary or the Japanese Business, as the case may be; provided that if Seller and Buyer are not able to agree as to such cost within a reasonable period of time, the dispute shall be subject to arbitration in accordance with Section 13.09 of the Agreement. Within ten days after determination of such cost, whether by mutual agreement or by arbitration, Seller shall pay to Buyer the determined amount by wire transfer as directed by Buyer. Notwithstanding that the Shares of the Malaysian
Subsidiary and the Japanese Business are not transferred at the Closing, the Closing Statement shall be prepared as if such transfer had occurred at the Closing.

	8.	Indonesian Incentive Grants.  Seller and Buyer agree
that with respect to the incentive grants made and to be made by the Indonesian government in connection with capital expenditures of the Business, the approximately S$2.5 million received by Seller prior to the Closing Date shall be an Excluded Asset retained by Seller and the approximately S$1.5 million to be received by Seller after the Closing Date shall be a Purchased Asset, to be promptly remitted to Buyer if received by Seller. Should Buyer take any voluntary action or fail to take any action (other than the payment of an amount of money that Seller refuses to reimburse) that causes Seller to be required to return all or any portion of the pre-Closing incentive grant already received by Seller to the Indonesian government, Buyer shall pay to Seller an amount equal to the amount so returned.

	9.	Benefits for Disabled Employees.  The parties agree
that Buyer or RMMI shall bear the cost of any continued health, dental and life insurance coverage ("Continued Benefits") provided to RMMI employees who are treated as disabled under Seller's disability plan as of the Closing Date ("RMMI Disabled Employees"), for a period of up to the first 26 weeks of each such RMMI Disabled Employee's disability. Thereafter, Seller shall be responsible for providing RMMI Disabled Employees with such Continued Benefits as Seller provides to disabled employees of Seller from time to time. In order to implement the foregoing, Seller and Buyer shall enter into a separate agreement under which Seller will use its best efforts to arrange for such Continued Benefits to be provided under Seller's employee benefit programs, with appropriate reimbursement from Buyer or RMMI for the entire liability incurred by Seller for coverage during the periods for which they are to bear the cost of the Continued Benefits. In any event, the parties agree that the expenses of providing any Continued Benefits shall be allocated as described above, without regard to whether Continued Benefits are provided under Seller's or Buyer's employee benefits programs or under other arrangements. This agreement shall not be construed as a commitment by Seller to maintain Continued Benefits at the current levels or for any specified period of time after it assumes responsibility for the expenses of such Continued
Benefits.

	10.	Records Retention.

		(a)	With respect to personnel documents and related
information that is not physically turned over to Buyer upon the Closing, Seller agrees to retain and preserve that material and allow Buyer access to it on the following terms: (i) Seller will maintain those records for a minimum of three years after the Closing Date (consistent with federal EEO record keeping requirements); (ii) during that three-year period, Buyer shall be allowed to access those records as needed on written request of a representative of Buyer to be designated for that purpose; (iii)
Seller shall not require Buyer to obtain a subpoena or release from any former employee whose records accessed, absent unusual circumstances requiring such measures; (iv) Seller shall appoint a person responsible for facilitating Buyer's access to those records, and all requests for access shall be accommodated promptly, and in no event later than five business days; and (v) at the end of the three-year retention period, Seller shall give
30 days' notice prior to destruction of any such materials, and upon notice by Buyer to Seller within such 3,3-day period Seller shall deliver to Buyer possession of the originals of those materials in lieu of their destruction.

		(b) 	With respect to the books and records referenced
in the first sentence of Section 6.01 of the Agreement, (i) Buyer agrees to retain and preserve those books and records for a period of three years after the Closing Date; and (ii) at the end of the three-year retention period, Seller shall,, within two months, identify those of such records, if any, which Seller must be granted access to pursuant to Section 6.01 in order to allow compliance by Seller with applicable laws or regulations, and, with respect to such records, Buyer shall give Seller 30 days' notice prior to any destruction of any such books and records, and upon notice by Seller to Buyer within such 36)-day period
Buyer shall deliver to Seller possession of the copies of those materials in lieu of their destruction.

	11.	Expenses for Relocation of Fiber Optic Cable.  Buyer
will reimburse Seller for up to $25,000 of expenses incurred by Seller in connection with the relocation of the fiber optic cable described in the License for Maintaining and Agreement for Removal of Fiber Optic Cable between Buyer and Seller dated as of October 3, 1994.

	12.	Miscellaneous.  Article XIII of the Agreement is
incorporated by this reference herein and shall govern this Supplemental Agreement. This Supplemental Agreement shall terminate and be of no further force or effect upon termination of the Agreement.


	IN WITNESS WHEREOF, the parties hereto here caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

						DIGITAL EQUIPMENT CORPORATION

						By: /s/ CHARLES F.  CHRIST
						Title: VP, Components Division


						QUANTUM CORPORATION

						By: /s/ JOSEPH T. RODGERS
						Title: Executive VP, Finance,
								Chief Financial Officer
								 and Secretary


						QUANTUM PERIPHERALS (EUROPE) S.A.

						By: /s/ JOSEPH T. RODGERS
						Title: Director